

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2017

Natalia Lopera
Chief Executive Officer
Hip Cuisine, Inc.
2250 NW 114th Ave., Unit 1P, PTY 11020
Miami, FL 33172

> **Re: Hip Cuisine, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2017**
> **File No. 333-217659**

Dear Ms. Lopera:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that your common stock is currently quoted on the OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. Please revise the prospectus cover page and the prospectus throughout to clarify that your shares are currently quoted on the OTC Bulletin Board, if true. Otherwise, please revise to clarify that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Plan of Distribution, page 26

2. We note your disclosure that "[u]pon [the] company being notified in writing by the selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act." Please reconcile such disclosure with the undertaking that you have provided pursuant to Item 512(a)(1)(iii) of Regulation S-K that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Selling Stockholders, page 27

3. We note your disclosure that the shares to be offered by the selling security holder were "or will be" issued in private placement transactions by you. Please revise to clarify that the shares to be resold are currently issued and outstanding or advise.

Note 3 - Acquisition, page F-12

4. We note from your disclosure on page 17 that you acquired the net assets of Rawkin Bliss in exchange for assuming liabilities in the amount of $300,000, and that you closed on the transaction on April 14, 2017. However, we also note your disclosure in Note 6 on page F-23 that you recognized goodwill in connection with the transaction as of December 31, 2016. In that regard, please clarify in your disclosure when you exactly closed on the transaction.

5. In addition, given the significance of the acquisition, please include the annual and any interim financial statements for Rawkin Bliss and the related pro forma financial information in the next amendment to the Form S-1. Refer to Rules 8-03 and 8-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: William D. O'Neal, Esq.